�          ! "# ! $% "&"'()* )+,-./ 0 123145678.9./ :;<3= >?@ ABAC DEFGHFIDJKGH JG KLG HMINEJDJMH OP QRS TUTV WXYZ[\[] ̂_̀ abc[ dIefghijdk RXXlmXn[o blpRS bcRb Yb cRo qm]ncRo[p bc[ rlZlsYXt Xmuv[] lr Ybo l]pYXR]S ocR][olX bc[ _lXplX wblnx yzncRXt[ r]lu y{|}y w| cR\YXt Ybo ][tYob[][p lrYn[ Rb ~ ]m[ Q€XR]o PUUT ̂R]Yo ‚]RXn[sYbc ̀luu[]nYRZ ][tYob]RbYlX Xmuv[] VƒT UƒU T~„ …̀ w ̂R]Yo ad†‡ˆ ‰Še‹ˆŠdkŒ c[ ][qm]ncRo[p ocR][o sYZ v[ c[ZpYX b][Rom]SŒ KŠŽihŠj H‡hŠˆ ‘Rb[ lr qm]ncRo[o’ OP QRS TUTV}muv[] lr l]pYXR]S ocR][o qm]ncRo[p’ TUUU“Ytc[ob q]Yn[ qRYp q[] ocR][’ ”•q ƒVUŒPU_ls[ob q]Yn[ qRYp q[] ocR][’ ”•q ƒVT~ŒUU–lZmu[ s[Ytcb[p R\[]Rt[ q]Yn[ qRYp q[] ocR][’ ”•q ƒVPTŒ~ wmnc qm]ncRo[o rl]u qR]b lr bc[ ̀luqRXS—o [zYobYXt ocR][ vmS˜vRnx q]lt]Ruu[ RXp s[][ [r[nb[p qm]omRXb bl bc[YXob]mnbYlXo Yoom[p bl bc[ •]lx[] vS bc[ ̀luqRXS lX O QR]nc TUTV Ro RXXlmXn[p lX bcRb pRb[Œ ‚lZlsYXt bc[ qm]ncRo[ lr bc[o[ ocR][o WXYZ[\[] clZpo OU~O™UOO™ lr Ybo l]pYXR]S ocR][o YX b][Rom]S RXp cRoTPTVOUV~PV l]pYXR]S ocR][o YX Yoom[ a[znZmpYXt b][Rom]S ocR][okŒ FššŠˆšh†ˆŽ i›eŠfh†ei DŠhŽiš œˆiˆ žeŸfˆ  ˆš‡†ˆŽ hœˆŠhšˆgŠ¡ˆ ¢£‰g¤ FššŠˆšh†ˆŽ œeŸfˆ_wy ƒVPTŒ~V O™~U•̀¥y •{y•̀¥y ̀{y ƒVPPŒUU ƒUm]¦mlYo[ Q[pYR yX¦mY][o’Ẑ[Ro[ nlXbRnb bc[ WXYZ[\[] ̂][oo ¥rYn[ Rb’ ̂][oo˜¥rYn[Œ_lXplX§WXYZ[\[]Œnlu DŠhih¡†ei Žˆ†hŸ �� � �  ���  ��� !�"� �## "� � �$� �%& �"   '��� & �� �  ( �  "�) �*� �+& �� �� �,)#*�"�# �� *-&�#)) � "�   �  .�/0123435670893 :;4<=�>?@ABC;1D428�E=20= C4F=�>@GCBHH !'HI J KL M. !.   !'HI J KL M. !.  !'HHJ KL M. . I  !'HHJ KL M. . II !'HJ KL ..  !'HJ KL .. M !'HJ KL .. M !'H J KL . .HHH! !'HJ KL .I.! !'HJ KL H.!.!I! !'HJ ,+N�,O H.!.!I !'HHJ KL !.HI.H !'HH J KL . M.MHH !'HJ KL .! .M !'HJ KL .! .MHM !'HJ KL .! .M !'HHJ KL .!. !'HH J KL .!. �PQRS�RTUVWXYZRVT�RS�[WV\R]̂]�_̀�abcd�ZQ̂�T̂eS�ŜW\Rf̂�VU�ZQ̂�gVT]VT�cZVfh�ijfQYTk̂l�abc�RS�Y[[WV\̂]�_̀�ZQ̂�mRTYTfRYn�oVT]pfZ�qpZQVWRZ̀�ZV�YfZ�YS�YrWRXYẀ�sTUVWXYZRVT�rWV\R]̂W�RT�ZQ̂�tTRẐ]�uRTk]VXl�P̂WXS�YT]�fVT]RZRVTS�ŴnYZRTk�ZV�ZQ̂�pŜ�YT]�]RSZWR_pZRVT�VU�ZQRS�RTUVWXYZRVT�XỲ�Y[[ǹl�mVW�UpWZQ̂WRTUVWXYZRVTd�[n̂YŜ�fVTZYfZ�WTSvnŜklfVX�VW�\RSRZ�eeelWTSlfVXlabc�XỲ�pŜ�̀VpW�sr�Y]]ŴSS�ZV�fVTURWX�fVX[nRYTf̂�eRZQ�ZQ̂�ẐWXS�YT]�fVT]RZRVTSd�ZV�YTYǹŜ�QVe�̀Vp�̂TkYk̂�eRZQ�ZQ̂�RTUVWXYZRVT�fVTZYRT̂]�RT�ZQRSfVXXpTRfYZRVTd�YT]�ZV�SQYŴ�SpfQ�YTYǹSRS�VT�YT�YTVT̀XRŜ]�_YSRS�eRZQ�VZQ̂WS�YS�[YWZ�VU�VpW�fVXX̂ WfRYn�ŜW\Rf̂Sl�mVW�UpWZQ̂W�RTUVWXYZRVT�Y_VpZ�QVeabc�YT]�ZQ̂�gVT]VT�cZVfh�ijfQYTk̂�pŜ�ZQ̂�[̂WSVTYn�]YZY�̀Vp�[WV\R]̂�pSd�[n̂YŜ�Ŝ �̂VpW�rWR\Yf̀�rVnRf̀l�ibw��xNL$yz%$$$%z{y% |�}~}�€‚ƒ‚�„…†‡�ˆ‰†Š‹‚Œ�Ž†�‘�’“ŒŠ…”�’”’•ƒ